SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated August 10, 2026.

Buenos Aires, August 10, 2026.

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Financial Statements as of 06/30/2026

Dear Sirs:

In order to comply with the requirements of Article No. 63, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”) at its meeting held on August 10, 2026, approved the condensed interim financial statements for the six-month period ended June 30, 2026. Relevant information of the condensed consolidated interim financial statements of YPF S.A. follows:

1) Net profit for the period (in millions of pesos)

Attributable to shareholders of the parent company	2,302,076
Attributable to non-controlling interest	12,858
Total net profit for the period	2,314,934

2) Other comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the parent company	545,793
Attributable to non-controlling interest	50,917
Total other comprehensive income for the period	596,710

3) Comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the parent company	2,847,869
Attributable to non-controlling interest	63,775
Total comprehensive income for the period	2,911,644

4) Detail of Shareholders’ equity as of 06/30/2026 (in millions of pesos)

Shareholders’ contributions:
Capital	3,916
Adjustment to capital	6,074
Treasury shares	17
Adjustment to treasury shares	27
Share-based benefit plans	19,130
Acquisition cost of treasury shares	(72,969)
Share trading premiums	14,021
Issuance premiums	640
Total shareholders’ contributions	(29,144)
Legal reserve	1,162,287
Reserve for investments	8,572,097
Reserve for purchase of treasury shares	39,184
Other comprehensive income	6,337,651
Unappropriated retained earnings and losses	2,422,437
Equity attributable to shareholders of the parent company	18,504,512
Non-controlling interest	397,541
Total shareholders’ equity	18,902,053

5. Shares owned by the parent group

As of June 30, 2026, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7. Controlling shareholder of the company:

Argentine National State - Ministry of Economy - Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 10, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer